805 SW Broadway, Ste. 1500 Portland, OR 97205 503.226.1191 Phone 503.226.0079 Fax 503.226.8636 Direct apear@buchalter.com

September 3, 2024

Dorrie Yale Office of Real Estate & Construction Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 2 Filed August 15, 2024 File No. 024-11984

Dear Dorrie:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), we are writing to notify you that we are submitting concurrently with this letter Post-Qualification Amendment No. 3, which includes the audit report required by paragraph (c)(1)(iii) of Part F/S with respect to the financial statements of the Company relating to the fiscal year ended December 31, 2022.   This letter is submitted in response to the Staff’s letter dated August 22, 2024 relating to the above-captioned Post Qualification Amendment No. 2 on Form 1-A.

Please contact me if you have any questions or further comments.

Best regards,

BUCHALTER
A Professional Corporation

Alison M. Pear
Shareholder

cc: Gerard Stascausky